 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on November 12, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the fourth tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the fourth tranche of the 2024 programme was announced: 24 October 2024. The duration of the fourth tranche of the 2024 programme: 25 October to no later than 31 January 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 24 October 2024, available here: https://newsweb.oslobors.no/message/630240

From 4 November until 8 November 2024, Equinor ASA has purchased a total of 1,950,000 own shares at an average price of NOK 255.6569 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

4 November	OSE	400,000	262.0402	104,816,080.00
	CEUX
	TQEX

5 November	OSE	350,000	261.0778	91,377,230.00
	CEUX
	TQEX

6 November	OSE	450,000	251.6208	113,229,360.00
	CEUX
	TQEX

7 November	OSE	400,000	251.4106	100,564,240.00
	CEUX
	TQEX

8 November	OSE	350,000	252.9830	88,544,050.00
	CEUX
	TQEX

Total for the period	OSE	1,950,000	255.6569	498,530,960.00
	CEUX
	TQEX

Previously disclosed buy-backs under the fourth tranche of the 2024 programme	OSE	2,150,000	271.2576	583,203,845.00
	CEUX
	TQEX
	Total	2,150,000	271.2576	583,203,845.00

Total buy-backs under fourth tranche of the 2024 programme (accumulated)	OSE	4,100,000	263.8378	1,081,734,805.00
	CEUX
	TQEX
	Total	4,100,000	263.8378	1,081,734,805.00

Following the completion of the above transactions, Equinor ASA owns a total of 51,706,940 own shares, corresponding to 1.85% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 43,231,815 own shares, corresponding to 1.55% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: November 12, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer